EXHIBIT 99.1

Student Transportation Reports Successful Common Share Offering

Abundant Opportunities, Long Term Contracts Also Getting Renewed

BARRIE, Ontario, March 19, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB) announced earlier today it closed on a C$75 million offering of common shares. STI Chairman and CEO Denis J. Gallagher commenting on the deal stated, "We are very pleased the common share offering we launched several weeks ago is now closed. This is the first common share offering we have completed since June 2009. Funds have been received, and we will use the proceeds to pay down our senior credit facility, permitting future borrowings. The credit facility is used to support our growth and for general corporate purposes. Our Acquisition, Bid and Conversion ("A-B-C") growth strategy in select targeted markets has allowed us to build on our existing operating regions to create the density, leverage and back room synergies across our North American platform. We continue to have many quality opportunities for growth in front us and we carefully review each and every one based on our operational expertise and experience in the marketplace as well as with financial discipline and extensive due diligence. It's that consistent long term contracted business plan that supports our over seven year dividend program in giving back to our shareholders."

STI is also pleased to announce that to date they have secured 100% of the contracts up for renewal this year either through negotiated extensions and or in the bidding or request for proposal (RFP) process. "We have been renegotiating fuel clauses and rate increases based on consumer price increases to improve our contracts," said Pat Vaughan, STI Chief Operating Officer. "Maintaining existing business is very important to us as a growth company. Our approximate 95% renewal rate on existing contracts since our inception 15 years ago is a testament to the great work our drivers, mechanics and operations staffs provide. They deliver over 600,000 students to and from school every day. It also says customers want us to continue the excellent service and the value we deliver and that low price is not everything. We know the competitive nature of the industry, but we have to be safe, responsive and innovative with cost-saving ideas for our customers."

Profile

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 8,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STI's, Student Transportation of America ULC's and Student Transportation of America Holdings, Inc.'s (collectively, the "Company") results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause the Company's actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in STI's documents filed with securities regulators in Canada and the United States, including the short form prospectus relating to the offering of the Common Shares and STI's Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACT: Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com